Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Midatech Pharma plc

We consent to the inclusion of our audit report in the 20-F, which is incorporated by reference in the Registration Statements on Form F-3 (No. 333-233901) and Form S-8 (No. 333-209365 and 333-214969) dated April 30, 2021 on the consolidated statement of financial position of Midatech Pharma plc and its subsidiaries (the Group) as of December 31, 2020 and the related consolidated statements of comprehensive income, cash flow, changes in equity for the year ended December 31, 2020, and the related notes (collectively, referred to as the “consolidated financial statements”), and the related notes, in this Annual Report on Form 20-F. Our report contains a material uncertainty paragraph regarding the Company’s ability to continue as a going concern.

Mazars LLP

London, England

April 30, 2021